UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2

68165 Mannheim,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

AFFIMED N.V.

On April 21, 2025, Affimed N.V. (the “Company”) issued a press release announcing that it had received a written notice (the “Notice”), dated as of April 15, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty (30) consecutive business days, the bid price for the Company’s common shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial period of 180 calendar days, or until October 13, 2025, to regain compliance. If the Company fails to regain compliance with the Minimum Bid Price Rule during this period, the Company may consider applying to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until April 13, 2026, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing.

The Notice has no immediate effect on the listing or trading of the Company’s common shares.

The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule.

On April 21, 2025, the Company issued a press release discussing the receipt of the Notice. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements include, among other things, statements regarding the Company’s compliance with the Minimum Bid Price Rule and listing or trading of the Company’s common shares. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated April 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: April 21, 2025	By:	/s/ Shawn Leland
	Name:	Shawn Leland
	Title:	Chief Executive Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer